Exhibit H-1
                            [Proposed Form of Notice]

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (Release No. ___________)
                               _____________, 2000


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In the matter of:          )
                           )
Stora Enso Oyj             )
Kanavaranta 1              )
P.O. Box 309 Fin-00101     )
Helsinki, Finland          )

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         NOTICE IS HEREBY GIVEN that Stora Enso Oyj ("Stora Enso"), a Finnish corporation has filed with this Commission an Application on Form U-1 for an exemption from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"). Stora Enso seeks an order from the Commission to the effect that, upon the consummation of the merger transaction described therein (the "Transaction"), the resulting public utility holding company, and every subsidiary company thereof as such, will be exempt from the provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(5) of the Act. Stora Enso also seeks approval for the merger under Sections 9(a)(2) and 10 of the Act.

         Stora Enso intends to acquire Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), by merging Consolidated Papers with and into Stora Enso's direct, newly-formed Wisconsin subsidiary, Stora Enso Acquisition, Inc. ("Merger Sub"), with Merger Sub as the surviving corporation under the name, Stora Enso Consolidated Papers, Inc. (the "Surviving Corporation"). The Surviving Corporation will be a first-tier, direct subsidiary of Stora Enso, and Consolidated Papers' subsidiaries will become direct or indirect subsidiaries, as the case may be, of the Surviving Corporation. The Surviving Corporation will be a Wisconsin corporation with its principal executive offices in Wisconsin Rapids, Wisconsin and Stora Enso will remain a Finnish corporation with its principal executive offices in Helsinki, Finland.

         Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world. Stora Enso currently produces electricity for internal consumption and sells electricity in the Nordic electric market and in central Europe. Total external electricity sales were 5.3 TWh, of which 3.3 TWh was sold in Sweden, 1.6 TWh was sold in Finland and 0.4 TWh was sold in Central Europe. Stora Enso is not currently a holding company as defined by the Act, and it neither owns nor controls any U.S. public utilities, nor any exempt wholesale generators or qualified facilities.

         Consolidated Papers is North America's largest producer of coated paper and supercalendered printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers owns and manages nearly 700,000 acres of forestland in the States of Wisconsin, Michigan, and Minnesota and in Ontario, Canada. Consolidated Papers is an intrastate holding company exempt from the Act, except for Section 9(a)(2), under Section 3(a)(1) and Rule 2. Consolidated Papers is the parent of, among other entities, Consolidated Water Power Company ("CWPCo"), a Wisconsin public utility company. CWPCo is engaged in the generation, transmission, sale, and distribution of electric energy, primarily for the internal consumption of Consolidated Papers. CWPCo provides service to approximately 1,000 retail (primarily residential) customers in Wisconsin.

         The merger of Consolidated Papers with and into Merger Sub will be governed by the terms of an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), by and among Stora Enso, Consolidated Papers and Merger Sub. Pursuant to the Merger Agreement, each issued and outstanding share of common stock of Consolidated Papers will be cancelled upon consummation of the Transaction and converted, at the election of the holder, into cash or Stora Enso ADRs (American Depositary Receipts representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADRs, with a value of $44.00 per Consolidated Papers share. Each ADR will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADRs will be pro-rated, to the extent necessary, so as to maintain a 50% cash and 50% ADR aggregate consideration mix.

         Following the Transaction, the Surviving Corporation will remain predominantly an intrastate holding company that will not derive any material part of its income from an out-of-state utility subsidiary. Accordingly, the Surviving Corporation will claim an exemption from registration under the Act pursuant to Section 3(a)(1) and Rule 2.

         Stora Enso seeks an order from the Commission that Stora Enso will be exempt from registration pursuant to Section 3(a)(5) of the Act. Stora Enso states that following the Transaction it will meet the statutory requirements of the Section 3(a)(5) exemption because it will not be and will not derive a material part of its income, directly or indirectly, from any one or more subsidiary companies, which are a company or companies the principal business of which within the U.S. is that of a public utility company. Stora Enso also states that following the Transaction, Stora Enso will be a holding company system with significant foreign operations whose U.S. utility operations do not account for a material part of the holding company's income and are small in size. Accordingly, exemption under Section 3(a)(5) is appropriate and in the public interest.

         The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on Stora Enso at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                    Jonathan G. Katz
                                    Secretary